UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐         No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL: Seadrill Announces Confirmation of Plan of Reorganization

Hamilton, Bermuda, October 26, 2021 – Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCPK:SDRLF) announces that its Plan of Reorganization (the “Plan”) has been confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. Earlier this month, the Plan received overwhelming support from the Company’s stakeholders.

Following the Court’s approval of the Plan, Seadrill is targeting an exit of Chapter 11 proceedings in approximately 60 days. This is subject to certain customary conditions, including certain antitrust approvals.

The Plan raises $350 million in new financing and reduces the Company’s existing liabilities by $4.9 billion, while leaving employee, customer, and trade claims unaffected. Existing shareholders will see their holding in the post emergence entity decrease to 0.25%.

Commenting today, Stuart Jackson, Seadrill Chief Executive Officer, said: “Confirmation of the Plan by the Court is a watershed moment for Seadrill and one we should celebrate as we move into the final stages to emerge from Chapter 11. Achieving this milestone would not be possible without the collective efforts of our employees, customers, partners, suppliers, creditors and shareholders. The continued support from this broad Seadrill community is one of our greatest assets and will be critical to the success of our next chapter as we reinforce our position as a market leader.

With emergence around the end of the year, we stand alongside our offshore drilling peers focused on safe and efficient delivery to our customers in an industry that continues to need to evolve. Seadrill’s strong brand will ensure we maintain a leadership position in future developments.”

Copies of the Plan and Disclosure Statement, as well as other information regarding the Company’s Chapter 11 cases, are available at the following website: https://cases.primeclerk.com/SeadrillLimited/.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company owns and/or operates 39 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Sara Dunne, Director of Communications

communications@seadrill.com

+ 1 281 630 7064

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0) 203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 26, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)